

'Luni' Libes · 2nd

Entrepreneur, Author, Mentor, Advisor, Impact Investor

Talks about #impact, #startup, #investing, and #entreprenership

Bainbridge Island, Washington, United States · Contact info

17,253 followers · 500+ connections

Africa Eats

Carnegie Mellon

Experience

Chief Executive Officer

Africa Eats

Apr 2020 – Present · 1 yr 10 mos

pan-Africa

Africa Eats begins with 27 fledglings from Fledge, wraps them in a holding company, and with that creates a diversified, fast-growing, institutional-scale investment that aim to be public by 2024. A company with aggregate revenues across its 27 subsidiaries of over $7 million in 2019, growing 51% CAGR since 2014, all while growing the revenues of tens of thousands of smallholder African farmers and feeding millions of Africans.

africaeats.com



Africa Eats -- Map (2020)

Africa Eats

Founder & Managing Director

Fledge

Feb 2012 – Present · 10 yrs

Greater Seattle Area

Fledge is the conscious company accelerator, helping mission-driven for-profit companies through the complex path from idea through revenues. fledge.co



A tale of two iconic Seattle companies -...



What is Fledge?

Facilititator & Teaching others to replicate

The Angel Accelerator

Jan 2019 – Present · 3 yrs 1 mo

The Angel Accelerator is a hands-on, online program teaching individuals (and families) how to invest in early stage and growing impactful companies. theAngelAccelerator.com



The Angel Accelerator

Chairman

Realize Impact

Sep 2013 – Present · 8 yrs 5 mos

Greater Seattle Area

Realize Impact turns philanthropy into impact investments for donor advised funds (DAFs), family foundations, or for new philanthropic gifts.

Details at realizeimpact.org.

Co-Founder
investorflow.org
Sep 2016 – Present · 5 yrs 5 mos
Greater Seattle Area

investorflow.org provides the world's first online service that connects investors to like-minded investors. Both those they already know and those they've yet to meet.

To start with, we're bringing this service to impact investors, who today are scatter …see more

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Education

Carnegie Mellon
BS, Math / Computer Science
1987 – 1991
Activities and Societies: Kappa Delta Rho, Mac Mach

University of Washington
M.S., Computer Science and Engineering
1999 – 2000
Activities and Societies: Co-taught "Software Entrepreneurship"